UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 03)*

The Timken Company

(Name of Issuer)

Common Shares, without par value

(Title of Class of Securities)

887389104

(CUSIP Number)

Calendar Year 2017

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐  Rule 13d-1(b)

     ☐  Rule 13d-1(c)

     ☒  Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	887389104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Timken Foundation of Canton 34-6520254

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Ohio

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

4,982,044

	6	SHARED VOTING POWER

0

	7	SOLE DISPOSITIVE POWER

4,982,044

	8	SHARED DISPOSITIVE POWER

0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,982,044

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.41%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO
FOOTNOTES

CUSIP No.	887389104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ward J. Timken

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

467,386

	6	SHARED VOTING POWER

5,529,122

	7	SOLE DISPOSITIVE POWER

467,386

	8	SHARED DISPOSITIVE POWER

5,529,122

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,996,508

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.72%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

CUSIP No.	887389104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Joy A. Timken

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

47,417

	6	SHARED VOTING POWER

5,602,846

	7	SOLE DISPOSITIVE POWER

47,417

	8	SHARED DISPOSITIVE POWER

5,602,846

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,650,263

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.27%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

CUSIP No.	887389104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
W.R. Timken, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

117,560

	6	SHARED VOTING POWER

5,038,210

	7	SOLE DISPOSITIVE POWER

117,560

	8	SHARED DISPOSITIVE POWER

5,038,210

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,155,770

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

6.64%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

CUSIP No.	887389104

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Ward J. Timken, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
(a) ☒
(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER

949,462

	6	SHARED VOTING POWER

5,043,854

	7	SOLE DISPOSITIVE POWER

949,462

	8	SHARED DISPOSITIVE POWER

5,043,854

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,993,316

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

7.67%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN
FOOTNOTES

Item 1.

(a)	Name of Issuer
The Timken Company

(b)	Address of Issuer’s Principal Executive Offices
4500 Mt. Pleasant St. NW North Canton, OH 44720

Item 2.

(a)	Name of Person Filing
(1)	Timken Foundation of Canton

(2)	Ward J. Timken

(3)	Joy A. Timken

(4)	W.R. Timken, Jr.

(5)	Ward J. Timken, Jr.

(b)	Address of Principal Business Office or, if none, Residence
(1)	Timken Foundation of Canton 200 Market Ave N Suite 210 Canton, OH 44702
(2)	Ward J. Timken 200 Market Ave N Suite 210 Canton, OH 44702
(3)	Joy A. Timken 200 Market Ave N Suite 210 Canton, OH 44702
(4)	W.R. Timken, Jr. 200 Market Ave N Suite 210 Canton, OH 44702
(5)	Ward J. Timken, Jr. 200 Market Ave N Suite 210 Canton, OH 44702

(c)	Citizenship
(1)	Timken Foundation of Canton: Ohio
(2)	Ward J. Timken: United States of America
(3)	Joy A. Timken: United States of America
(4)	W.R. Timken, Jr.: United States of America
(5)	Ward J. Timken, Jr.: United States of America

(d)	Title of Class of Securities
Common Shares, without par value

(e)	CUSIP Number
887399103

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:

(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).

(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);

(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	A non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J).

(k)	☐	A group, in accordance with § 240.13d-1(b)(1)(ii)(K). If filing as a non-U.S. institution in accordance with § 240.13d-1(b)(1)(ii)(J), please specify the type of institution:

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

(a)	Amount beneficially owned:
(1)	Timken Foundation of Canton: 4,982,044
(2)	Ward J. Timken: 5,996,508
(3)	Joy A. Timken: 5,650,263
(4)	W.R. Timken, Jr.: 5,155,770
(5)	Ward J. Timken, Jr.: 5,993,316

(b)	Percent of class:
(1)	Timken Foundation of Canton: 6.41%
(2)	Ward J. Timken: 7.72%
(3)	Joy A. Timken: 7.27%
(4)	W.R. Timken, Jr.: 6.64%
(5)	Ward J. Timken, Jr.: 7.67%

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote:
(1)	Timken Foundation of Canton: 4,982,044
(2)	Ward J. Timken: 467,386
(3)	Joy A. Timken: 47,417
(4)	W.R. Timken, Jr.: 117,560
(5)	Ward J. Timken, Jr.: 949,462

(ii)	Shared power to vote or to direct the vote:
(1)	Timken Foundation of Canton: 0
(2)	Ward J. Timken: 5,529,122
(3)	Joy A. Timken: 5,602,846
(4)	W.R. Timken, Jr.: 5,038,210
(5)	Ward J. Timken, Jr.: 5,043,854

(iii)	Sole power to dispose or to direct the disposition of:
(1)	Timken Foundation of Canton: 4,982,044
(2)	Ward J. Timken: 467,386
(3)	Joy A. Timken: 47,417
(4)	W.R. Timken, Jr.: 117,560
(5)	Ward J. Timken, Jr.: 949,462

(iv)	Shared power to dispose or to direct the disposition of:
(1)	Timken Foundation of Canton: 0
(2)	Ward J. Timken: 5,529,122
(3)	Joy A. Timken: 5,602,846
(4)	W.R. Timken, Jr.: 5,038,210
(5)	Ward J. Timken, Jr.: 5,043,854

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following ☐ .

Not applicable

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Other persons have the right to receive and, in certain cases, share the right to direct the receipt of the dividends from, and the proceeds from the sale of the Shares identified in this Schedule 13G. All of the trustees share the voting and dispositive power with respect to the 4,982,044 Shares held by the Foundation. All trustees disclaim any beneficial interest in these Shares held by the Foundation.

(i) Ward J. Timken – 547,078 Shares of the securities identified in this Schedule 13G are held by his wife, trusts, or foundations other than the Foundation. He disclaims any beneficial interest in these securities except for 460,000 shares held in trust in which he has an interest as a lifetime income beneficiary.

(ii) Joy A. Timken – 620,802 Shares of the securities identified in this Schedule 13G are held by her husband, trusts, or foundations other than the Foundation. She disclaims any beneficial interest in these securities.

(iii) W.R. Timken, Jr – 56,166 Shares of the securities identified in this Schedule 13G are held by trusts, or foundations other than the Foundation. He disclaims any beneficial interest in these securities.

(iv) Ward J. Timken, Jr. – 61,810 Shares of the securities identified in this Schedule 13G are held by his wife or trusts. He disclaims any beneficial interest in these securities except for 53,000 shares held in trust in which he is a lifetime income beneficiary.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

Not applicable

Item 8.	Identification and Classification of Members of the Group

This statement is being filed by the Foundation, an Ohio Private Charitable Foundation, and its voting trustees, Ward J. Timken, Joy A. Timken, W.R. Timken, Jr. and Ward J. Timken, Jr. They are voting as a group only with respect to the shares held by the Foundation. All other shares with shared power are reported individually, as detailed in Item 6.

Item 9.	Notice of Dissolution of Group

Not applicable

Item 10.	Certification

Not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

The Timken Foundation of Canton

Date: January 30, 2018	By:	/s/ James M. Gresh
Name: James M. Gresh
Title: Executive Director

The Timken Foundation of Canton

Date: January 30, 2018	By:	/s/ Ward J. Timken
Name: Ward J. Timken
Title: Trustee

The Timken Foundation of Canton

Date: January 30, 2018	By:	/s/ Joy A. Timken
Name: Joy A. Timken
Title: Trustee

The Timken Foundation of Canton

Date: January 30, 2018	By:	/s/ W.R.Timken, Jr.
Name: W.R.Timken, Jr.
Title: Trustee

The Timken Foundation of Canton

Date: January 30, 2018	By:	/s/ Ward J. Timken, Jr.
Name: Ward J. Timken, Jr.
Title: Trustee

Footnotes:

Attention:	Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001)